UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

MR. AMAZING LOANS CORPORATION
(Name of the Issuer)

Mr. Amazing Loans Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62482P101
(CUSIP Number of Class of Securities)

Paul Mathieson

President and Chief Executive Officer

c/o Mr. Amazing Loans Corporation

3960 Howard Hughes Parkway, Suite 490

Las Vegas, NV 89169

(702) 227-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	The filing of a registration statement under the Securities Act of 1933.
[ ]	A tender offer.
[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$205,468.50	$25.58

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1,043,517 shares of common stock for $0.1969 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse/forward stock split. The per share payment was determined based on the average closing price of our shares of common stock over the 30 calendar days ending on (and including) November 15, 2018. This is an estimate for purposes of determining the filing fee only and does not represent the actual amount to be paid per share.
**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.0001245.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$170,236.96

Form or Registration No.:	333-215442

Filing Party:	Mr. Amazing Loans Corporation (f/k/a IEG Holdings Corporation)

Date Filed:	January 5, 2017

INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule”) is being filed by Mr. Amazing Loans Corporation, a Florida corporation (the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction (the “Transaction”) to be implemented by a consolidation of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company. After careful consideration, the Company’s sole director believes that the costs associated with being a public reporting company in the U.S. are not justified by the benefits to the Company and its stockholders. The primary purpose of the Transaction is to reduce the number of record holders of the Company’s Common Stock to fewer than 300, allowing the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. After the suspension of the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), the Company will cease to file reports and information with the SEC.

To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse/forward split. Paul Mathieson, the Company’s President, Chief Executive Officer, Chief Financial Officer and sole director, and Investment Evolution Coin, Ltd., a stockholder holding the majority of the Company’s voting power, have approved a proposal to amend the Company’s articles of incorporation, as amended (the “Articles”) to provide for a 5,001-for-1 reverse stock split (the “Reverse Split”) followed by a 1-for-5,001 forward stock split (the “Forward Split” and collectively with the Reverse Split and subsequent cashout, the “Reverse/Forward Split”) of the Company’s common stock. Mr. Mathieson is the Chief Executive Officer, sole director and majority stockholder of Investment Evolution Coin Ltd. Because the Company’s sole director and the holder of a majority of the voting power of the Company’s issued and outstanding capital stock entitled to vote on the Reverse/Forward Split have approved the Reverse/Forward Split, no additional vote of our stockholders is required to approve the Reverse/Forward Split. The Reverse/Forward Split will take effect on the effective date of a Certificate of Amendment to the Articles filed with the Secretary of State of Florida.

On the Effective Date, each 5,001 shares of the Company’s common stock will be automatically changed into and will become one share of our common stock. Upon completion of the Reverse Split, stockholders holding only fractional shares will receive a payment equal to the fair value of each share of common stock. The fair value of each share of common stock will be determined by the average closing price of our shares of common stock over the 30 calendar days ending on (and including) the effective date of the Reverse/Forward Split. Upon completion of the Reverse Split, stockholders with less than 5,001 pre-split shares will have no further interest in the Company and will become entitled only to payment for their pre-split shares.

The total amount of funds necessary to make cash payments to stockholders in connection with the Reverse/Forward Split will be approximately $205,468.50. In addition, the expenses incurred to effect the Transaction are estimated to be approximately $26,000. The funds for the Transaction will come from the Company’s available funds.

Following the Transaction, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its common stock under Section 12(g) of the Exchange Act and after January 1, 2019, to suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth under the caption “Information Statement Summary” in the Preliminary Information Statement on Schedule 14C filed with the SEC on November 16, 2018 (the “Information Statement”), and incorporated by reference as Exhibit (a)(1) hereto, is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The Company’s name and address, and the telephone number at that address, are:

Mr. Amazing Loans Corporation
3960 Howard Hughes Parkway, Suite 490
Las Vegas, NV 89169
(702) 227-5626

See also the information set forth in the Information Statement under the caption “Company Information—The Company,” which is incorporated herein by reference.

(b) Securities. As of November 16, 2018, the Company had 17,226,283 shares of its Common Stock outstanding, and 360,000 shares of its Series H preferred stock outstanding. There are no outstanding shares of any other class of stock.

(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”) or exempt from registration under Regulation A.

(f) Prior Stock Purchases. During the past two years, the Company has purchased the following shares of its Common Stock:

Quarter	Amount of Securities Purchased	Range of Prices Paid	Average Per Share Purchase Price
Quarter Ended December 31, 2016	—	N/A	N/A

Quarter Ended March 31, 2017	—	N/A	N/A

Quarter Ended June 30, 2017	—	N/A	N/A

Quarter Ended September 30, 2017	418,773	0.50 – 0.75	0.6600

Quarter Ended December 31, 2017	40,200	0.22 – 0.335	0.2618

Quarter Ended March 31, 2018	—	N/A	N/A

Quarter Ended June 30, 2018	—	N/A	N/A

Quarter Ended September 30, 2018	237,166	0.205 – 0.27	0.236

Quarter Ending December 31, 2018 (1)	—	N/A	N/A

(1)	Represents transactions through November 15, 2018.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and its business address and telephone number are set forth above in Item 2, “Subject Company Information—Name and Address.”

Paul Mathieson is the Company’s sole officer and director, and Mr. Mathieson beneficially owns approximately 40.1% of the Company’s common stock. Mr. Mathieson’s business address is c/o Mr. Amazing Loans Corporation, 3960 Howard Hughes Parkway, Suite 490, Las Vegas, NV 89169. His telephone number is (702) 227-5626.

(b) Business and Background of Entities. The Company is a Florida corporation and its principal business activity is providing unsecured online consumer loans under the brand name “Mr. Amazing Loans” via the Company’s website and online application portal at www.mramazingloans.com. The Company has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). The Company has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Company from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. Mr. Mathieson, a citizen of Australia, has served as the Chief Executive Officer and member of the Company’s board of directors since 2012. In 2005, Mr. Mathieson founded IEG Holdings Limited in Sydney, Australia which launched the Amazing Loans business in Australia in 2005 and the Mr. Amazing Loans business in the United States through a subsidiary in 2010. In recognition of IEG Holdings Limited’s success, Mr. Mathieson was awarded Ernst & Young’s 2007 Australian Young Entrepreneur of the Year (Eastern Region). Mr. Mathieson has over 23 years’ finance industry experience in lending, funds management, stock market research and investment banking. His career has included positions as Financial Analyst/Institutional Dealer with Daiwa Securities from 1995 to 1995, Head of Research for Hogan & Partners Stockbrokers from 1995 to 2000, and Investment Banking Associate with ING Barings from 2000 to 2001. In addition, from 2002 to 2010, Mr. Mathieson was the Founder and Managing Director of IE Portfolio Warrants, a funds management business that offered high return and leveraged structured equities products. Mr. Mathieson received a Bachelor of Commerce from Bond University, Queensland, Australia in 1994 and a Master’s Degree of Applied Finance from Macquarie University, New South Wales, Australia in 2000.

Mr. Mathieson has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Mr. Mathieson has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Mr. Mathieson from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Information Statement Summary,” “Description of the Reverse/Forward Split,” “Termination of Section 12(g) Reporting Obligations and Suspension of Section 15(d) Reporting Obligations,” “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares,” Effect of the Reverse/Forward Split on the Company,” “Material U.S. Federal Income Tax Consequences,” and “Appraisal Rights” is incorporated herein by reference.

(b) Purchases. The Company will not purchase any Common Stock from any officer, director or affiliate of the Company in connection with the Transaction.

(c) Different Terms. The information set forth in the Information Statement under the captions “Description of the Reverse/Forward Split—Effects of the Reverse/Forward Split on Specific Stockholders” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Information Statement under the caption “Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has not granted unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The Company had a professional consulting contract with Mr. Mathieson, the Company’s Chief Executive Officer and the sole member of the Board of Directors, according to which the Company paid the Chief Executive Officer a total of $1,000,000 in cash and $0 in health insurance premiums and costs for the year ended December 31, 2017. On July 1, 2017, we and our Chief Executive Officer agreed to terminate, effective July 1, 2017, the consulting contract dated January 1, 2017 between our Chief Executive Officer and the Company pursuant to which the Company was required to pay Mr. Mathieson $1.00 annually in exchange for certain consulting services. Concurrently with the termination of that consulting contract, IEC and our Chief Executive Officer entered into a new professional consulting contract, effective as of July 1, 2017 (the “July 2017 Consulting Contract”). Pursuant to the terms of the July 2017 Consulting Contract, our Chief Executive Officer agreed to provide regulatory and management consulting services as requested by the Company and/or IEC. The July 2017 Consulting Contract had a term of 1.5 years and renewed automatically for successive one-year periods unless notice of termination was provided 30 days prior to the automatic renewal date. In exchange for the services provided to the Company and/or IEC by our Chief Executive Officer, IEC agreed to pay him $1,200,000 annually in quarterly payments of $300,000 due in advance each quarter and to provide health insurance benefits, reimbursement for all reasonable expenses, including but not limited to travel expenses for him and his entourage, hotel expenses, communication, security, relocation and entertainment expenses, as well as a discretionary bonus to be determined by the Company’s Board of Directors, which consists solely of Mr. Mathieson. A bonus of $400,000 was approved by the Board and paid for the year ended December 31, 2017.

On March 22, 2018, the Company entered into a new professional consulting contract with Mr. Mathieson (the “2018 Consulting Contract”) and terminated the July 2017 Consulting Contract, effective July 1, 2018. Pursuant to the terms of the 2018 Consulting Contract, Mr. Mathieson agreed to provide regulatory and management consulting services as requested by IEG Holdings and/or IEC, including the hiring and compensation of IEC personnel, interaction with third party service providers and vendors and, as requested by the Company, other activities that are designed to assist IEC in conducting business. The term of the 2018 Consulting Contract began as of July 1, 2018 and continues indefinitely unless three months’ written notice of termination is provided by either party.

In exchange for Mr. Mathieson’s services, the Company agreed to pay Mr. Mathieson an annual base salary of $600,000, which represents a 50% reduction in Mr. Mathieson’s annual salary, as compared to his annual salary of $1,200,000 payable under the July 2017 Consulting Contract. Pursuant to the terms of the 2018 Consulting Contract, no bonus is to be paid to Mr. Mathieson by the Company. Pursuant to the terms of the 2018 Consulting Contract, fees are to be paid quarterly in advance on July 1st, October 1st, January 1st and April 1st beginning on July 1, 2018. Unlike in prior years, the Company will not pay Mr. Mathieson’s health insurance premiums or any bonuses. Mr. Mathieson will also receive reimbursement for all reasonable expenses incurred for the benefit of IEC, including but not limited to travel expenses for him and his entourage, hotel expenses, communication, security and entertainment expenses.

Chief Executive Officer: During the year ended December 31, 2017, the Company incurred compensation expense to our Chief Executive Officer under the Professional Consulting Contract and previously-terminated consulting contract between the Company and the Chief Executive Officer of $1,000,000. During the year ended December 31, 2017, the Company also paid in cash common share dividends in the amount of $103,500 to our Chief Executive Officer. During the nine months ended September 30, 2018 and nine months ended September 30, 2017, the Company incurred compensation expense to Mr. Mathieson, the Company’s President, Chief Executive Officer, Chief Financial Officer and sole director, and a significant stockholder of the Company under professional consulting contracts of $750,000 and $300,000 respectively. During the nine months ended September 30, 2018 and September 30, 2017, the Company paid in cash common share dividends in the amount of $0 and $69,000, respectively, for our Chief Executive Officer. During the three months ended September 30, 2018 and three months ended September 30, 2017, the Company incurred compensation expense to our Chief Executive Officer under the professional consulting contracts of $150,000 and $300,000, respectively.

Chief Operating Officer: Compensation to our Chief Operating Officer totaled $243,000 for the year ended December 31, 2017. During the year ended December 31, 2017, the Company also paid in cash common share dividends in the amount of $30 to our Chief Operating Officer. During the nine months ended September 30, 2018 and nine months ended September 30, 2017, the Company incurred compensation expense to our Chief Operating Officer of $168,077 and $172,500 respectively. During the nine months ended September 30, 2018 and September 30, 2017, the Company paid in cash common share dividends in the amount of $0 and $20, respectively, for our Chief Operating Officer. During the three months ended September 30, 2018 and three months ended September 30, 2017, the Company incurred compensation expense to our Chief Operating Officer of $53,077 and $57,500, respectively.

Issuance of Series H Preferred Stock: On June 8, 2018, the Company issued 360,000 shares of the Company’s Series H preferred stock at a price of $1.00 per share to IEC Ltd. for an aggregate purchase price of $360,000. Mr. Mathieson, the Company’s President, Chief Executive Officer, Chief Financial Officer and sole director, and a significant stockholder of the Company, is IEC Ltd.’s majority stockholder, Chief Executive Officer and sole director. IEC Ltd. is wholly owned by certain Company stockholders, including Mr. Mathieson.

Loan Agreement: On June 8, 2018, MRAL Blockchain entered into the Loan Agreement with IEC Ltd. Mr. Mathieson, the Company’s President, Chief Executive Officer, Chief Financial Officer and sole director, and a significant stockholder of the Company, is IEC Ltd.’s majority stockholder, Chief Executive Officer and sole director. IEC Ltd. is wholly owned by certain Company stockholders, including Mr. Mathieson.

Pursuant to the Loan Agreement, IEC Ltd. agreed to loan to MRAL Blockchain up to $20,000,000, as requested from time to time by MRAL Blockchain pursuant to one or more drawdown notices. Any amounts borrowed under the Loan Agreement are subject to a 12% per annum interest rate, and must be repaid by June 7, 2023.

MRAL Blockchain may cancel the loan offered pursuant to the Loan Agreement at any time by written notice to IEC Ltd. If MRAL Blockchain cancels the loan in this manner, MRAL Blockchain must repay any outstanding principal and interest due under the Loan Agreement.

Each of the following events is deemed to be an event of default under the Loan Agreement:

a) A default under the Loan Agreement,

b) Execution of a court’s or other authority’s order permitting seizure of any of MRAL Blockchain’s assets

c) The Loan Agreement is terminated or liable to be terminated or is or becomes void, voidable, illegal, invalid or otherwise unenforceable, or, in the reasonable opinion of IEC Ltd. is likely to become void, voidable, illegal, invalid or otherwise unenforceable,

d) In the reasonable opinion of IEC Ltd., if there has been a material adverse change in the financial position of MRAL Blockchain, or IEC Ltd.’s security for the loan is materially diminished or is in jeopardy,

e) If a liquidator, provisional liquidator, official manager or a receiver or a receiver and manager is appointed for any of the assets of MRAL Blockchain, or if any event or circumstance occurs whereby, in the reasonable opinion of IEC Ltd., any of the foregoing could or is likely to occur,

f) In the reasonable opinion of IEC Ltd., MRAL Blockchain is unable to pay its debts from its own money as they fall due,

g) If a judgment for an amount of the lesser of $50,000 or 10% of the loan is signed or entered against MRAL Blockchain and remains unsatisfied or is not appealed against for a period of seven days, and

h) If any representation or warranty made by MRAL Blockchain proves to be materially incorrect.

If an event of default occurs, the loan will, at the option of IEC Ltd., become and be payable to and recoverable by IEC Ltd. immediately.

As at November 16, 2018, none of the facility has been drawn down under the loan agreement.

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contracts. None.

(d)	Agreements Involving the Subject Company’s Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired. All fractional shares resulting from the Reverse Stock Split, to the extent deemed acquired by the Company in the Transaction, will be deemed to have been cancelled and returned to the status of authorized but unissued shares. See also the information set forth in the Information Statement under the captions, “Description of the Reverse/Forward Split—Effects of the Reverse Split,” “Description of the Reverse/Forward Split—Effects of the Forward Split,” “Description of the Reverse/Forward Split—Effects of the Reverse/Forward Split on Specific Stockholders,” which is incorporated herein by reference.

(b) Plans. The information set forth in the Information Statement under the captions, “Description of the Reverse/Forward Split—Effects of the Reverse Split,” “Description of the Reverse/Forward Split—Effects of the Forward Split,” “Description of the Reverse/Forward Split—Effects of the Reverse/Forward Split on Specific Stockholders,” “Description of the Reverse/Forward Split—Detailed Discussion of, and Reasons for, the Reverse/Forward Split,” and “Termination of Section 12(g) Reporting Obligations and Suspension of Section 15(d) Reporting Obligations,” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Information Statement under the captions, “Description of the Reverse/Forward Split—Effects of the Reverse Split,” “Description of the Reverse/Forward Split—Effects of the Forward Split,” “Description of the Reverse/Forward Split—Effects of the Reverse/Forward Split on Specific Stockholders,” “Description of the Reverse/Forward Split—Detailed Discussion of, and Reasons for, the Reverse/Forward Split,” and “Termination of Section 12(g) Reporting Obligations and Suspension of Section 15(d) Reporting Obligations,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Split— Strategic Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions, “Description of the Reverse/Forward Split—Detailed Discussion of, and Reasons for, the Reverse/Forward Split,” and “Termination of Section 12(g) Reporting Obligations and Suspension of Section 15(d) Reporting Obligations,” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions, “Description of the Reverse/Forward Split—Effects of the Reverse Split,” “Description of the Reverse/Forward Split—Effects of the Forward Split,” “Description of the Reverse/Forward Split—Effects of the Reverse/Forward Split on Specific Stockholders,” “Termination of Section 12(g) Reporting Obligations and Suspension of Section 15(d) Reporting Obligations,” “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares,” “Effect of the Reverse/Forward Split on the Company,” and “Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Split—Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Split—Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(c) Approval of Security Holders. Approval of at least a majority of unaffiliated security holders is not required to approve the Reverse/Forward Split and/or the Transaction.

(d) Unaffiliated Representative. Mr. Mathieson is the Company’s sole director and he also serves as the Company’s sole executive officer. A majority of directors who are not employees did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. Mr. Mathieson is the Company’s sole director and he also serves as the Company’s sole executive officer. Mr. Mathieson approved the Reverse/Forward Split and the Transaction.

(f) Other Offers. Mr. Mathieson and the Company are unaware of any firm offer made by any unaffiliated person during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The Company did not receive any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Transaction, including, but not limited to any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Transaction to the Company or to security holders who are not affiliates.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Split—Fairness of the Reverse/Forward Split to Stockholders” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Split—Fairness of the Reverse/Forward Split to Stockholders” is incorporated herein by reference.

(d) Borrowed Funds. The Company does not intend to borrow funds in connection with the Transaction.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Information Statement under the caption, “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(b) Recommendation of Others. Not applicable.

Item 13. Financial Statements.

(a) Financial Information. The Company’s audited balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017 is incorporated herein by reference to such financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 29, 2018. In addition, the Company’s unaudited balance sheets as of September 30, 2018, and the related statement of operations and statement of cash flows for the nine months ended September 30, 2018 are incorporated herein by reference to such unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the SEC on November 13, 2018. Each of these documents is incorporated by reference as an exhibit hereto.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

Item 15. Additional Information

(a) Information Required by Item 402(t) of Regulation S-K. Not applicable.

(b) Other Material Information. The information contained in the Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Information Statement on Schedule 14C (incorporated by reference to the registrant’s Preliminary Information Statement on Schedule 14C, filed with the SEC on November 16, 2018).

(a)(2) Annual Report on Form 10-K for the year ended December 31, 2017 (incorporated by reference to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 29, 2018).

(a)(3) Quarterly Report on Form 10-Q for the period ended September 30, 2018 (incorporated by reference to the registrant’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).

(b) None.

(c) None.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2018	MR. AMAZING LOANS CORPORATION

	By:	/s/ Paul Mathieson
	Name:	Paul Mathieson
	Title:	President, Chief Executive Officer and Chief Financial Officer